Filed by American Water Works Company, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Essential Utilities, Inc.

Commission File No.: 001-06659

Date: October 8, 2026

The following communication regarding the merger between American Water Works Company, Inc. (“American Water”) and Essential Utilities, Inc. (“Essential”) was sent by Brad Nielsen, President of Iowa American Water, to employees of Iowa American Water via e-mail on October 8, 2026.

Future leadership changes in Iowa

From Brad Nielsen, President, Iowa American Water

Following the announcement from Cheryl and Mike regarding future leadership plans for Pennsylvania American Water, I wanted to reach out directly to our Iowa employees.

As they shared in their note, I will assume the role of President of Pennsylvania American Water following the close of our merger with Essential Utilities. While I am honored by the opportunity, I want to make sure every Iowa employee hears directly from me that nothing changes today.

Until the close of this merger, our current reporting relationships, team structures, responsibilities, and day-to-day operations remain unchanged.

I have been proud to work alongside this team over the past several years. Together, we have built a strong culture centered on safety, operational excellence, customer service, and community engagement. The success we have achieved across Iowa is a direct result of your dedication, expertise, and commitment to our customers and one another.

As we continue planning for the future, our focus remains on supporting employees, serving customers safely and reliably, and maintaining the high standards that define Iowa American Water. While my future role will be in Pennsylvania, my commitment to this team remains unchanged.

Planning for integration has brought many questions, and this news will likely spur many more. We are committed to sharing information as decisions are made and providing opportunities for employees to hear directly from leadership. As additional decisions are made regarding future leadership plans in Iowa, we will keep you informed.

I know you will all continue building on the strengths that have made Iowa American Water successful: a commitment to our people, our customers, our communities, and the reliable service you provide every day.

Thank you for everything you do for Iowa American Water, and I look forward to continuing our work together in the months ahead.

The following communication regarding the merger between American Water and Essential was sent by Justin Ladner, President of Pennsylvania American Water, to employees of Pennsylvania American Water via e-mail on October 8, 2026.

Future leadership changes in Pennsylvania

From Justin Ladner, President, Pennsylvania American Water

Following the announcement from Cheryl and Mike regarding future leadership plans for Pennsylvania American Water, I wanted to reach out directly to our Pennsylvania employees.

As they shared in their note, Brad Nielsen will assume the role as President of Pennsylvania American Water following our merger with Essential Utilities. At that time, I will transition to Senior Vice President of State Operations, with oversight of operations in Pennsylvania, Illinois, and Missouri. I know Brad will bring valuable experience and leadership to Pennsylvania, when the time comes, but I want to make sure our employees know that nothing changes today.

Until the close of this merger, our current reporting relationships, team structures, responsibilities, and day-to-day operations remain unchanged. Just as important, I know the future success of our organization will be built on the expertise, dedication, and commitment of the existing Pennsylvania leadership team and their respective organizations.

The weCARE survey results shared today show that Pennsylvania American Water has a strong team, a strong culture, and a strong track record of serving our customers and communities.

Those strengths come from you. As we continue planning for the future, our focus remains on supporting employees, serving customers safely and reliably, and maintaining the operational excellence that has defined our success.

Planning for integration has brought many questions, and this news will likely spur many more. We are committed to sharing information as decisions are made and providing opportunities for employees to hear directly from current and future leadership. Later this fall, you can expect to hear more details on what the full, future organization structure will look like in Pennsylvania across our combined operations.

In the meantime, please remain focused on what we do best: taking care of one another, serving our customers, and delivering safe, clean, reliable, and affordable water and wastewater service every day.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this communication are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words with prospective meanings such as “intend,” “plan,” “estimate,” “believe,” “anticipate,” “expect,” “predict,” “project,” “propose,” “assume,” “forecast,” “outlook,” “future,” “likely,” “pending,” “goal,” “objective,” “potential,” “continue,” “seek to,” “may,” “can,” “will,” “should” and “could,” or the negative of such terms or other variations or similar expressions. Forward-looking statements may relate to, among other things: statements about the benefits of the proposed merger, including future financial and operating results; the parties’ respective plans, objectives, expectations and intentions; the expected timing and likelihood of completion of the merger and related transactions; the results of any strategic review; expected synergies of the proposed merger; the timing and result of various regulatory proceedings related to the proposed merger, and other general rate cases, filings for infrastructure surcharges and other governmental agency authorizations and proceedings, and filings to address regulatory lag; the combined company’s ability to execute its current and long-term business, operational, capital expenditures and growth plans and strategies; the amount, allocation and timing of projected capital expenditures and related funding requirements; the future impacts of increased or increasing transaction and financing costs associated with the proposed merger or otherwise, as well as inflation and interest rates; each party’s ability to finance current and projected operations, capital expenditure needs and growth initiatives by accessing the debt and equity capital markets and sources of short-term liquidity; impacts of the proposed merger on the future settlement or settlements of a party’s forward sale agreements, including potential adjustments to the forward sale price or other economic terms thereunder, and the amount of and the intended use of net proceeds from any such future settlement or settlements; the outcome and impact on other governmental and regulatory investigations; the filing of class action lawsuits and other litigation and legal proceedings related to the proposed merger; the ability to complete, and the timing and efficacy of, the design, development, implementation and improvement of technology and other strategic initiatives; each party’s ability to comply with new and changing environmental regulations; regulatory, legislative, tax policy or legal developments; and impacts that future significant tax legislation may have on each such party and on its business, results of operations, cash flows and liquidity.

These forward-looking statements are predictions based on currently available information, the parties’ current respective expectations and assumptions regarding future events that American Water Works Company, Inc. (“American Water”) and Essential Utilities, Inc. (“Essential Utilities”) believe to be reasonable. They are not, however, guarantees or assurances of any outcomes, performance or achievements, and readers are cautioned not to place undue reliance upon them. You should not regard any forward-looking statement as a representation or warranty by American Water, Essential Utilities or any other person that the expectation, plan or objective expressed in such forward-looking statement will be successfully achieved in any specified time frame, or at all. The forward-looking statements are subject to a number of estimates and assumptions, and known and unknown risks, uncertainties and other factors. Actual results may differ materially from those discussed in the forward-looking statements included in this communication as a result of the factors discussed in American Water’s Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission (the “SEC”) on February 18, 2026 (available at: ir.amwater.com), Essential Utilities’ Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on February 26, 2026 (available at: essential.co), and each party’s other filings with the SEC, and additional risks and uncertainties, including with respect to (1) the parties’ ability to consummate the proposed merger pursuant to the terms of the definitive merger agreement or at all; (2) each party’s requirement to obtain required governmental and regulatory approvals required for the proposed merger (and/or that such approvals may result in the imposition of burdensome or commercially undesirable conditions, including required dispositions, that could adversely affect the combined company or the expected benefits of the proposed merger); (3) an event, change or other circumstance that could give rise to the termination of the merger agreement; (4) the failure to satisfy or waive a condition to closing of the proposed merger on a timely basis or at all; (5) a delay in the timing to consummate the proposed merger; (6) the failure to integrate the parties’ businesses successfully; (7) the failure to fully realize benefits, efficiencies and cost savings from the proposed merger or that such benefits, efficiencies and cost savings may take longer to realize or be more costly to achieve than expected; (8) negative or adverse impacts of the announcement of the proposed merger on the market price of American Water’s or Essential Utilities’ common stock; (9) the risk of litigation, legal proceedings or other challenges related to the proposed merger; (10) disruption from the proposed merger making it more difficult to maintain relationships with customers, employees, contractors, suppliers, regulators, vendors, elected officials, governmental agencies, or other stakeholders; (11) the diversion of each party’s management’s time and attention from ongoing business operations and opportunities of such party on merger-related matters; (12) the challenging macroeconomic environment, including disruptions in the water and wastewater utility industries; (13) the ability of each party to manage its respective existing operations and financing arrangements on favorable terms or at all, including with respect to future capital expenditures and investments, operations, and maintenance costs; (14) changes in environmental laws and regulations regarding each party’s respective operations that may adversely impact such party’s businesses or increase the cost of operations; (15) changes in each party’s key management and personnel; (16) changes in tax laws that could adversely affect beneficial tax treatment of the proposed merger; (17) regulatory, legislative, local or municipal actions affecting the water and wastewater industries, which could adversely affect the parties’ respective utility subsidiaries; and (18) other economic, business and other factors, including inflation, interest rate fluctuations or tariffs. The foregoing factors should not be construed as exhaustive.

These forward-looking statements are qualified by, and should be read together with, the risks and uncertainties set forth above and the risk factors included in American Water’s and Essential Utilities’ respective annual and quarterly reports as filed with the SEC and in the definitive joint proxy statement/prospectus, as filed with the SEC on December 31, 2025 (available at: https://www.sec.gov/Archives/edgar/data/1410636/000119312525337598/d15683d424b3.htm), and readers should refer to such risks, uncertainties and risk factors in evaluating such forward-looking statements. Any forward-looking statements speak only as of the date this communication is first used or given. Neither American Water nor Essential Utilities has any obligation or intention to update or revise any forward-looking statement, whether as a result of new information, future events, changed circumstances or otherwise, except as otherwise required by the federal securities laws. New factors emerge from time to time, and it is not possible for American Water or Essential Utilities to predict all such factors. Furthermore, it may not be possible to assess the impact of any such factor on American Water’s or Essential Utilities’ businesses, viewed independently or together, or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

Proposed Merger

For additional information regarding the proposed merger, please see American Water’s registration statement on Form S-4 (Registration No. 333-292182), which was declared effective by the SEC on December 30, 2025, and the other documents that American Water or Essential Utilities has filed or may file with the SEC.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.